Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 2, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on July 2, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated July 2, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
July 2, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT

Election of Language and Means of Receipt of Corporate Communication

The Company is making arrangements to ascertain the preferences of its shareholders with respect to the choice of language and means of receipt of Corporate Communication in the future in accordance with Rules 2.07A and 2.07B of the Listing Rules.

INTRODUCTION

In order to protect the environment and save costs, the Company is making the arrangements described below to ascertain the preference of its shareholders as to the choice of language and means of receipt of Corporate Communication in the future, that is:

(i) on CD-ROM only; or

(ii) to receive the printed English version only; or

(iii) to receive the printed Chinese version only; or

(iv) to receive both printed English and Chinese versions.

PROPOSED ARRANGEMENTS

The following arrangements will be made by the Company in accordance with Rules 2.07A and 2.07B of the Listing Rules:

1. The Company will send a letter on or about 2 July 2008 (the “First Letter”) together with a reply form and a pre-paid envelope, prepared in English and Chinese, to its shareholders to enable them to select to receive future Corporate Communication: (i) on CD-ROM only; or (ii) in the printed English version only; or (iii) in the printed Chinese version only; or (iv) in both printed English and Chinese versions. The First Letter will explain that if no reply is received from such shareholders by 23 July 2008, the following arrangements will apply, where applicable:

•	the Corporate Communication will be sent in Chinese only to all Hong Kong shareholders who are natural persons with a Chinese name;

Commission File Number 001-31914

•	the Corporate Communication will be sent in English only to all overseas shareholders and all Hong Kong shareholders other than natural persons with a Chinese name.

Whether a shareholder is a Hong Kong or an overseas shareholder will be determined by the address of that shareholder appearing on the Company’s register of H shareholders maintained by the Company’s H Share Registrar.

Shareholders have the right at any time by reasonable notice in writing to the Company’s H Share Registrar to change the choice of language and/or means of receipt of the Corporate Communication. Even if a shareholder has chosen to receive the Corporate Communication on CD-ROM but for any reason has difficulty in receiving or gaining access to the Corporate Communication, the Company will promptly upon his/her/its request send the Corporate Communication to him/her/it in printed form free of charge.

2. With respect to shareholders who choose to receive the Corporate Communication in printed form, the Company will send the selected language version of the Corporate Communication to those shareholders who have made a selection unless and until they notify the Company’s H Share Registrar in writing that they wish to receive the Corporate Communication in the other (or both) language(s), or on CD-ROM.

3. When each Corporate Communication is sent out in accordance with the arrangements described in paragraphs 1 and 2 above, a letter (the “Second Letter”), together with a change request form (the “Change Request Form”) and a prepaid envelope, prepared in English and Chinese, will be attached to or printed at some prominent place in the Corporate Communication stating that shareholders may change their choice of language and/or means of receipt of the Corporate Communication and they may do so by completing the Change Request Form and returning it to the Company’s H Share Registrar.

4. The Corporate Communication in both English and Chinese versions and in accessible format will be available on the Company’s website at www.e-chinalife.com. Soft copies of both languages of all such Corporate Communication will be filed with the Stock Exchange on the same day they are dispatched to shareholders, or on such other day as required by the Stock Exchange or pursuant to the Listing Rules.

5. The Company’s H Share Registrar is providing a dial-up hotline service (Tel: (852) 2862 8646) during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding Hong Kong public holidays, to enable shareholders to make enquiries of the Company’s proposed arrangements set out above.

6. The First Letter and the Second Letter will mention that both languages of the Corporate Communication will be available on the Company’s website and that the dial-up hotline service has been provided as mentioned in paragraphs 4 and 5 above respectively.

Commission File Number 001-31914

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Board”	the board of directors of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the People’s Republic of China with limited liability

“Corporate Communication”	any document issued or to be issued by the Company for the information or action of holders of any of the Company’s securities as defined in Rule 1.01 of the Listing Rules

“H Share Registrar”	Computershare Hong Kong Investor Services Limited, at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 2 July 2008

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Chao, Wan Feng
Non-executive Directors:	Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung